UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Fiscal Quarter Ended: June 30, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form F-3 (No. 333-13802) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348 and 333-108869).

Part I. FINANCIAL INFORMATION
Item 1. Financial Statements
IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2006	2005(1)
	(unaudited)
ASSETS

Current assets:

Cash and cash equivalents	$25,337	$27,936
Restricted cash (Note 4)	495	495
Marketable securities (Note 5)	29,142	23,685
Accounts receivable, net of allowance for doubtful accounts of $549 at June 30, 2006 and $740 at December 31, 2005	9,787	17,949
Prepaid expenses	2,469	2,033
Other assets	495	921

Total current assets	67,725	73,019

Property and equipment, net of accumulated depreciation of $19,263 and $18,326, respectively	3,384	3,893
Other non-current assets, net (Note 6)	196	191

Total assets	$71,305	$77,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable	$1,517	$2,406
Accrued payroll and related expenses	4,442	5,385
Other accrued liabilities	10,056	10,226
Deferred revenue	16,693	22,708

Total current liabilities	32,708	40,725

Other non-current liabilities (Note 7)	996	1,137

Shareholders’ equity:

Ordinary shares, €0.0025 par value, 150,000,000 shares authorized; 35,609,218 and 35,360,538 shares issued and outstanding at June 30, 2006 and December 31, 2005, respectively	98	98
Additional paid-in capital	499,184	495,957
Accumulated deficit	(461,667)	(460,814)
Accumulated other comprehensive loss	(14)	—

Total shareholders’ equity	37,601	35,241

Total liabilities and shareholders’ equity	$71,305	$77,103

(1)	The December balance sheet information has been derived from the December 31, 2005 audited consolidated financial statements.
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(Unaudited, U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Revenue:
Product revenue	$8,819	$5,664	$17,024	$13,352
Service revenue	8,903	8,304	17,702	16,934

Total revenue	17,722	13,968	34,726	30,286

Cost of revenue:
Cost of product revenue	85	75	155	171
Cost of service revenue	3,306	2,909	6,661	5,824

Total cost of revenue	3,391	2,984	6,816	5,995

Gross profit	14,331	10,984	27,910	24,291

Operating expenses:
Research and development	4,171	3,975	8,298	7,983
Sales and marketing	7,541	7,373	15,119	14,533
General and administrative	2,965	2,175	5,493	4,226
Amortization of other non-current assets	—	—	—	94
Restructuring (Note 7)	—	—	—	(97)

Total operating expenses	14,677	13,523	28,910	26,739

Loss from operations	(346)	(2,539)	(1,000)	(2,448)
Interest income, net	459	223	827	391
Net exchange (loss) gain	(35)	163	(149)	171

Income (loss) before provision for income taxes	78	(2,153)	(322)	(1,886)
Provision for income taxes	310	195	531	355

Net loss	$(232)	$(2,348)	$(853)	$(2,241)

Basic and diluted net loss per ordinary share and per ADS	$(0.01)	$(0.07)	$(0.02)	$(0.06)
Shares used in computing basic and diluted net loss per ordinary share and per ADS	35,563	35,060	35,499	34,999
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, U.S. dollars in thousands)

	Six Months Ended
	June 30,	June 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(853)	$(2,241)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	994	1,284
Share-based compensation	2,683	—
Profit on marketable securities	(37)	(85)
Loss on disposal of property and equipment	1	—
Changes in operating assets and liabilities:
Restricted cash deposits	—	3,000
Purchase of marketable securities	(8,927)	(11,758)
Sale of marketable securities	8,700	15,000
Accounts receivable	8,162	4,418
Prepaid expenses	(436)	129
Other assets	396	813
Accounts payable	(889)	(777)
Accrued payroll and related expenses	(943)	(2,250)
Other liabilities	(311)	(6,175)
Deferred revenue	(6,015)	(4,495)

Net cash provided by (used in) operating activities	2,525	(3,137)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(461)	(638)
Purchase of marketable securities	(20,064)	—
Sale of marketable securities	14,857	—

Net cash used in investing activities	(5,668)	(638)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	544	619

Net cash provided by financing activities	544	619

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,599)	(3,156)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	27,936	33,250

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$25,337	$30,094

The accompanying notes are an integral part of these condensed consolidated financial statements.
Certain amounts reported in prior years have been reclassified to conform with the presentation in 2006 (see Note 5).

IONA Technologies PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Description of Business and Basis of Presentation
IONA Technologies PLC (IONA) is organized as a public limited company under the laws of Ireland. IONA and its subsidiaries, all of which are wholly-owned (the Company), provide enterprise integration software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement, as well as customer technical support. The Company’s major customers, based on revenue earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenue from similar customers in European countries and the rest of the world.
These interim condensed consolidated financial statements have been prepared by IONA pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with United States generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals and adjustments to estimates of restructuring charges) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the three and six months ended June 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2005 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates. There is currently an ongoing review of a customer arrangement which, if resolved in a manner adverse to the customer, could result in additional costs to the Company.
Certain amounts reported in prior periods have been reclassified to conform with the current period presentation.
2. Companies Acts, 1963 to 2005
The financial information relating to IONA included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003. Copies of the Consolidated Financial Statements for each of the years ended December 31, 2004 and 2003 have been so annexed to the relevant annual returns, and a copy of the Consolidated Financial Statements for the year ended December 31, 2005 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2006.
3. Share-Based Compensation
Valuation and Expense Information under SFAS 123(R)
On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123R). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (collectively, APB 25). In accordance with APB 25, compensation cost for share options was measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost was deferred and charged to expense ratably over the vesting period (generally four years).
The Company adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the three and six months ended June 30, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Financial Accounting Standards No 123, Accounting for Share-based Compensation (SFAS 123) and b) compensation cost for all shared-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s net loss for the three and six month periods ended June 30, 2006 was $1.2 million and $2.7 million higher, respectively, than if the Company had continued to account for share-based compensation under APB 25 as it had in the comparable prior year periods. Diluted net loss per share for the three and six month periods ended June 30, 2006 was $0.04 and $0.07 higher, respectively, than if the Company had continued to account for share-based compensation under APB 25. The Company has not recognized any tax benefit related to share-based compensation cost as a result of the full valuation allowance on its net deferred tax assets and its net operating loss carry forwards.
The following pro forma information sets forth the Company’s net loss and net loss per share assuming the SFAS 123 fair value method in accounting for employee share options and shares issued under the employee share purchase plan for the three and six months ended June 30, 2005 (in thousands, except per share amounts):

	Three Months	Six Months
	Ended	Ended
	June 30, 2005	June 30, 2005
Net loss as reported	$(2,348)	$(2,241)
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,403)	(7,765)

Pro forma net loss	$(5,751)	$(10,006)

Loss per share:
Basic and diluted — as reported	$(0.07)	$(0.06)
Basic and diluted — pro forma	$(0.16)	$(0.29)
The fair value for these share options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended		Six Months Ended
	June	June 30,	June 30,	June 30,
	30, 2006	2005	2006	2005
Risk-free interest rate	5.19%	4.00%	5.09%	4.00%
Expected dividend yield	—	—	—	—
Expected volatility	0.755	0.737	0.755	0.809
Expected life (years)	3.29	4.0	3.25	4.0
The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	Three and Six
	Months Ended
	June 30,	June 30,
	2006	2005
Risk-free interest rate	4.8%	2%
Expected dividend yield	—	—
Expected volatility	0.755	0.836
Expected life (years)	0.5	0.5
The dividend yield of zero is based on the fact that IONA has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of IONA’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. IONA used the straight-line method for expense attribution.
IONA’s estimated option forfeiture rate in the three and six month periods ended June 30, 2006 and 2005, based on its historical option forfeiture experience, is approximately 10%. IONA will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The following table sets for the weighted-average fair values of the options granted under IONA’s share option plans and shares subject to purchase under the employee share purchase plan based on the above assumptions:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Share option plans	$2.35	$1.94	$2.24	$2.92
Employee share purchase plan	$1.25	$1.15	$1.25	$1.15
During the first quarter of 2006, the Company granted 300,000 options incorporating market conditions which could accelerate vesting. The Company calculated the requisite service period of approximately 3.5 years using a Monte-Carlo simulation to simulate a range of possible future stock prices for IONA. The Company used assumptions consistent with those input in its Black-Scholes option-pricing model to calculate the grant date fair value of these options using a lattice model. The remaining unrecognized compensation expense on options with market condition vesting at June 30, 2006 was $0.5 million. The weighted average period over which the cost is expected to be recognized is approximately 2.0 years
Employee Share Benefit Plans
As of June 30, 2006, IONA had the following share-based compensation plans:
1999 Employee Share Purchase Plan
In August 1999, IONA established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of IONA’s ordinary shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual share purchase period. As of June 30, 2006, 1,262,345 shares have been issued under the plan.
Employee Share Option Plans
Executive Share Option Scheme
IONA’s Executive Share Option Scheme has authorized the grant of options to purchase up to an aggregate of 1,125,500 ordinary shares to personnel. All options granted have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant. As of June 30, 2006, an aggregate of 125 ordinary shares are reserved for issuance upon the exercise of options outstanding the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, IONA no additional option grants were permitted under this scheme after May 19, 2005.
1997 Share Option Scheme
The 1997 Share Option Scheme provides for the grant of share options to employees, consultants, directors and officers of IONA. The 1997 Share Option Scheme initially provided for the issuance of up to 2,250,000 of IONA’s ordinary shares. In 1998, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option to an aggregate of 4,750,000. In 2000, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option Scheme to an aggregate of 8,900,000. In 2001, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of the total combined voting power of IONA. As of June 30, 2006, an aggregate 9,276,780 ordinary shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.
1997 Director Share Option Scheme
The 1997 Director Share Option Scheme provides the grant of options to purchase a maximum of 250,000 ordinary shares of IONA to non-employee directors of IONA. In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of ordinary shares issuable under that scheme from 250,000 to 500,000 shares. As of June 30, 2006, an aggregate of 446,000 ordinary shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

General Option Information
A summary of share option transactions follows (in thousands, except per share data):

			Weighted
			Average
		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of Options	Exercise Price	Term (Years)	Intrinsic Value (1)
Balance outstanding at December 31, 2005	6,622	$4.81
Granted	1,613	4.13
Forfeitures	(266)	4.53
Exercised	(160)	2.13

Balance outstanding at June 30, 2006	7,809	$4.73	8.2	$6,242

Exercisable as of June 30, 2006	3,344	$5.49	7.3	$3,615

(1)	The aggregate intrinsic value on this table was calculated based on the positive difference between the closing market value of IONA’s shares on June 30, 2006 ($4.34) and the exercise price of the underlying options.
During the six month period ended June 30, 2006, the total intrinsic value of share options exercised was $0.3 million. The unamortized fair value of share options as of June 30, 2006, was $10.2 million with a weighted average remaining recognition period of 1.4 years.
4. Restricted Cash
At June 30, 2006, the Company has approximately $0.5 million in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased facilities. Should the Company not renew these letter of credit facilities or default on its rental obligations, $0.5 million will be payable to the lessors.
5. Marketable Securities
Marketable securities consist of corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities to reduce risk of loss. On April 1, 2006, management determined that, as a result of a change in circumstances, the Company’s investments in marketable securities would prospectively be classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), and unrealized holding gains and losses would be reflected in the Company’s accumulated other comprehensive loss. Previously these investments were classified as trading securities.
In 2005, the Company concluded that it was appropriate to classify commercial paper as cash equivalents. Previously, such funds had been classified as marketable securities. These reclassifications had no impact on the Company’s working capital or condensed consolidated statements of operations.
6. Other Non-Current Assets
Other non-current assets consist of the following (in thousands):

	June 30,	December 31,
	2006	2005
Amortizable intangible assets
Purchased technology	$150	$3,429
Accumulated amortization	(101)	(3,355)

Total amortizable intangible assets	49	74

Security deposits and other assets	147	117

Total other non-current assets, net	$196	$191

Other non-current asset amortization was less than $0.1 million and approximately $0.2 million for the six months ended June 30, 2006 and 2005, respectively. In addition, other non-current asset amortization is estimated to be less than $0.1 million for the remainder of 2006 and less than $0.1 million in 2007.
7. Restructuring
During prior periods, the Company’s management and Board of Directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs.
During the six months ended June 30, 2005, the Company released $0.1 million of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
At June 30, 2006, restructuring amounts of $1.4 million remained accrued relating to remaining facility closure and consolidation costs. The Company expects cash outlays of $0.4 million will be made in the next twelve months, with the remaining cash outlays of $1.0 million to be made through the end of 2013.
Although the Company does not anticipate additional significant changes to its restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or if the Company terminates its lease obligations prior to the scheduled termination dates.
In order to estimate the costs related to its restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
The following sets forth our accrued restructuring costs as of June 30, 2006 (in thousands):

Excess
Facilities
Balance at December 31, 2005	$1,952
Cash outlays	(519)

Balance at June 30, 2006	$1,433

8. Net Loss Per Ordinary Share And ADS
For the three and six month periods ended June 30, 2006 and 2005, all share options outstanding have been excluded from the calculation of the diluted net loss per share because all such securities were not dilutive. The total number of shares related to the outstanding options that were excluded from the calculations of diluted net loss per share was approximately 7,808,963 for the three and six month periods ended June 30, 2006, and approximately 6,298,364 for the three and six month periods ended June 30, 2005.
9. Accumulated Other Comprehensive Loss
The components of comprehensive loss, net of tax, are as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Net loss	$(232)	$(2,348)	$(853)	$(2,241)
Other comprehensive loss:
Net unrealized loss on investments	(14)	—	(14)	—

Total comprehensive loss	$(246)	$(2,348)	$(867)	$(2,241)

10. Geographic
The Company follows Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 establishes standards for reporting information about operating segments. Operating segments are defined in SFAS 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the guidance in SFAS 131, the Company has one operating segment for financial reporting purposes.
Sales by geographic area are presented based upon the end customer’s designated delivery point. Sales by geographic area are as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Americas	$8,458	$6,239	$16,254	$13,060
Europe, Middle East and Africa	5,730	5,384	12,382	13,072
Asia Pacific Rim	3,534	2,345	6,090	4,154

Consolidated total	$17,722	$13,968	$34,726	$30,286

11. Litigation
The Company is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The Company believes that it has meritorious defenses to these matters. In 2003 the Company settled a lawsuit which arose in connection with the termination of a Netfish employee by Netfish prior to IONA’s acquisition of Netfish. Since settlement of the underlying lawsuit, the Company has also reached settlement with Netfish’s insurers over payment of the legal fees incurred by the Company. Netfish’s former Chief Executive Officer asserts that the Company is obligated to reimburse him for his legal expenses incurred in connection with this suit. The Company vigorously disputes and is in discussions with the former Netfish Chief Executive Officer over the matter.
12. Future Accounting Requirements
In July 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48) which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2005 included therein.
Overview
We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their information technology (IT) disparate computing environments while lowering the operating costs of existing middleware investments and ultimately achieving greater return on investment on their existing investments. We also offer professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.
Our revenue is derived from product license fees and charges for support and professional services. We recognize revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9 and related interpretations (collectively, SOP 97-2). In accordance with United States generally accepted accounting principles (U.S. GAAP), we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.
Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing, distribution, banking, government, medical, computing, research and software.
To date, we have derived most of our revenue from the licensing of our enterprise integration software products that are currently comprised of our Orbix products, and fees from related services. We expect that Artix will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.
Our total revenue was approximately $34.7 million for the six months ended June 30, 2006, and $30.3 million for the six months ended June 30, 2005. Total revenue from customers located outside the United States was approximately $18.5 million, or 53.2% of total revenue, for the six months ended June 30, 2006, and $17.2 million, or 56.9% of total revenue, for the six months ended June 30, 2005. As a percentage of total revenue, product revenue was approximately 49.0% for the six months ended June 30, 2006, and 44.1% for the six months ended June 30, 2005.
Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue. Product gross margins as a percentage of product revenue were approximately 99.1% and 98.7% for the six months ended June 30, 2006 and the six months ended June 30, 2005, respectively. The improvement in product gross margin year-over-year is primarily attributable to amortization of certain intangible assets in 2005 which was not incurred in the current year. Gross margins as a percentage of service revenue were approximately 62.4% and 65.6% for the six months ended June 30, 2006, and the six months ended June 30, 2005, respectively. The decrease in service gross margin was primarily attributable to share-based compensation costs incurred in the current year upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (SFAS 123R) as well as an in increase in external contract labor used to service consulting revenue.
We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.
In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.
Critical Accounting Policies and Estimates
Our Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Condensed Consolidated Financial Statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Revenue Recognition;

•	Restructuring Charge;

•	Allowances for Doubtful Accounts;

•	Legal Contingencies;

•	Accounting for Income Taxes;

•	Impairment of Other Non-Current Assets;

•	Foreign Currency; and

•	Share-Based Compensation.
In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See “Notes to the Consolidated Financial Statements” included in our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2005 included therein, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.
Revenue Recognition
We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, Software Revenue Recognition, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenue to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenue is recognized in this manner.
For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are generally net 30. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date, but that are due within twelve months, are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.
We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.
We generally deliver products F.O.B shipping or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.
Revenue for consulting services is generally recognized on a time and material basis. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.
Restructuring Charge
During prior periods, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At June 30, 2006, there were accruals recorded for the costs to exit certain facilities and lease obligations, which may be adjusted periodically for resolution of certain contractual commitments or changes in sublease income or the period of time the facilities will be vacant and subleased. During the six months ended June 30, 2005, we reached final settlement with several employees that had been included in a previous restructuring charge. The settlements resulted in a credit to restructuring of $97,000 for the six months ended June 30, 2005. Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.
In order to estimate the costs related to our restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability for excess facilities have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.
Allowances for Doubtful Accounts
We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform an analysis, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Condensed Consolidated Statement of Operations.
Legal Contingencies
We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations, financial position or cash flows.
Accounting for Income Taxes
Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Any differences could have a material effect on our income tax provision and net income (loss) in the period in which such determination is made.
Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits which we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of June 30, 2006, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase net income (loss) in the period such a determination was made.
In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. We believe adequate provisions for income taxes have been made.
Impairment of Other Non-Current Assets
Other non-current assets represents costs of technology purchased or acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized over the period during which benefits are expected to accrue, currently estimated between three and four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment include:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

When events and circumstances indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Any impairment loss would be measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future business conditions and operating results in order to estimate future cash flows to determine the fair value of the respective assets. If the asset’s carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in the asset’s carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.
Foreign Currency
The U.S. dollar is our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at period end exchange rates. Revenue and expenses denominated in currencies other than the U.S. dollar are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the period. Fluctuations in exchange rates may have a material adverse effect on our consolidated results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies other than the U.S. dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2006 or 2005.
Share-Based Compensation
On January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R. Prior to January 1, 2006, we accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Share-based Compensation (SFAS 123). In accordance with APB 25 no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying shares on the date of grant.
We adopted SFAS 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in the three and six month periods ended June 30, 2006, includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The results for the prior periods have not been restated.
In order to facilitate the comparison by investors of our results with companies that have not adopted SFAS 123R, and of our current results with our results in prior periods, we have provided certain non-GAAP financial measures which exclude the effect of share-based compensation expenses. We believe the use of pro forma measures in addition to GAAP measures is an additional useful method of evaluating our results of operations.
As a result of adopting SFAS 123R on January 1, 2006, our net loss for the three and six month periods ended June 30, 2006 was $1.2 million and $2.7 million higher, respectively, than if we had continued to account for share-based compensation under APB 25 as we had in the comparable prior year periods. Diluted net loss per share for the three and six month periods ended June 30, 2006 was $0.04 and $0.07 higher, respectively, than if we had continued to account for share-based compensation under APB 25. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to employee share-based compensation cost as a result of the full valuation allowance on our net deferred tax assets and our net operating loss carryforwards. The unamortized fair value of share options as of June 30, 2006, was $10.2 million with a weighted average remaining recognition period of 1.4 years.
The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model with the weighted average assumptions noted in the table in Note 3 of Notes to Condensed Consolidated Financial Statements. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility is based on the historical volatility of our shares. We used the straight-line method for expense attribution.
The Company’s estimated option forfeiture rate in both the three and six months ended June 30, 2006 and 2005, based on its historical option forfeiture experience, is approximately 10%. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.
The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected life of the share-based award and share price volatility. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, our share-based compensation expense could have been materially different. In addition, we are required to estimate the expected option forfeiture rate and only recognize expense for those shares expected to vest. If our actual option forfeiture rate is materially different from our estimate, the share-based compensation expense could be materially different.
Results of Operations
The following table sets forth certain condensed consolidated statements of operations data as a percentage of total revenue for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Revenue:
Product revenue	49.8%	40.5%	49.0%	44.1%
Service revenue	50.2	59.5	51.0	55.9

Total revenue	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of product revenue	0.5	0.6	0.4	0.6
Cost of service revenue	18.7	20.8	19.2	19.2

Total cost of revenue	19.2	21.4	19.6	19.8

Gross margin	80.8	78.6	80.4	80.2
Operating expenses:
Research and development	23.5	28.4	23.9	26.4
Sales and marketing	42.6	52.8	43.6	48.0
General and administrative	16.7	15.6	15.8	13.9
Amortization of other non-current assets	—	—	—	0.3
Restructuring	—	—	—	(0.3)

Total operating expenses	82.8	96.8	83.3	88.3

Loss from operations	(2.0)	(18.2)	(2.9)	(8.1)
Interest income, net	2.6	1.6	2.4	1.3
Net exchange (loss) gain	(0.2)	1.2	(0.4)	0.6

Income (loss) before provision for income taxes	0.4	(15.4)	(0.9)	(6.2)
Provision for income taxes	1.7	1.4	1.6	1.2

Net loss	(1.3)%	(16.8)%	(2.5)%	(7.4)%

Gross margin:
Product	99.0%	98.7%	99.1%	98.7%
Service	62.9%	65.0%	62.4%	65.6%

Three months ended June 30, 2006, compared to three months ended June 30, 2005
Total Revenue
Total revenue increased by 26.9% to $17.7 million for the three months ended June 30, 2006, from $14.0 million for the three months ended June 30, 2005. Total revenue from customers located outside of the United States represented 52.3% of total revenue for the three months ended June 30, 2006, and 55.3% of total revenue for the three months ended June 30, 2005, or $9.3 million and $7.7 million, respectively. The total number of transactions over $250,000 was consistent at eight for both the three months ended June 30, 2006 and 2005. There was an increase in average transaction size to $50,000 for the three months ended June 30, 2006, from approximately $42,000 for the three months ended June 30, 2005.
Product Revenue. Product revenue increased by 55.7% to $8.8 million during the three months ended June 30, 2006, from $5.7 million during the three months ended June 30, 2005. The increase in product revenue was primarily attributable to increased sales of our Artix product family.
Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product configuration and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue increased by 7.2% to $8.9 million during the three months ended June 30, 2006, from $8.3 million during the three months ended June 30, 2005. Maintenance revenue was consistent at $7.5 million during both the three months ended June 30, 2006 and 2005. Consulting and training revenue increased by $0.6 million, or 78.9%, to $1.4 million during the three months ended June 30, 2006 from $0.8 million during the same period of 2005. The increase in consulting and training revenue is primarily attributable consulting engagements relating to our Artix product family.
Cost of Revenue
Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties, amortization of certain intangible assets and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.1 million for both the three months ended June 30, 2006 and 2005, resulting in a product gross margin of 99.0% for the three months ended June 30, 2006 and 98.7% for the three months ended June 30, 2005. The improvement in product gross margin year-over-year is primarily attributable to amortization of certain intangible assets in 2005, which was not incurred in the current period.
Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product configuration and enhancement, and related expenses incurred to provide services under customer contracts. Cost of service revenue was $3.3 million, resulting in a service gross margin of 62.9%, for the three months ended June 30, 2006, compared to $2.9 million, or a service gross margin of 65.0%, for the three months ended June 30, 2005. The decrease in service gross margin was primarily attributable to share-based compensation costs incurred in the current year upon adoption of SFAS 123R as well as an in increase in external contract labor used to service consulting revenue. The average number of service personnel was increased from 54 for the three months ended June 30, 2005 to 56 for the three months ended June 30, 2006.
Operating Expenses
Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $4.2 million, or 23.5% of total revenue, for the three months ended June 30, 2006, compared to $4.0 million, or 28.4% of total revenue, for the three months ended June 30, 2005. The increase in research and development expense in dollar amount was primarily the result of approximately $0.4 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R, partially offset by cost reduction of measures including the movement towards lower cost geographies. The average number of research and development personnel was 129 for the three months ended June 30, 2005 and for the three months ended June 30, 2006. We expect that research and development expenses will increase in dollar amount for the remainder of 2006 due to expenses related to our open source software initiative.
Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits of sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $7.5 million, or 42.6% of total revenue, for the three months ended June 30, 2006, compared to $7.4 million, or 52.8% of total revenue, for the three months ended June 30, 2005. The increase in sales and marketing expenses in dollar amount was primarily the result of approximately $0.3 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R. The average number of sales and marketing personnel increased from 109 for the three months ended June 30, 2005 to 110 for the three months ended June 30, 2006. We expect that sales and marketing expenses will increase in dollar amount for the remainder of 2006 due to a small increase in sales headcount, volume related expenses and expense related to our open source software initiative.
General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $3.0 million, or 16.7% of total revenue, for the three months ended June 30, 2006, compared to $2.2 million, or 15.6% of total revenue, for the three months ended June 30, 2005. The increase in general and administrative expenses was primarily the result of approximately $0.4 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R. The remaining increase was primarily the result of increased audit and compliance fees and other miscellaneous administrative expenses. The average number of general and administrative personnel was 53 for the three months ended June 30, 2005 and for the three months ended June 30, 2006. We expect that general and administrative expenses will remain at similar dollar amounts for the remainder of 2006.
Loss from Operations
We generated an operating loss of $0.3 million, or 2.0% of total revenue, for the three months ended June 30, 2006, compared to an operating loss of $2.5 million, or 18.2% of total revenue for the three months ended June 30, 2005. The reduced operating loss in both dollar amount and as a percentage of total revenue, was primarily the result of increased revenue in our Artix product family. The reduced operating loss was partially offset by $1.2 million of share-based compensation costs incurred in the current period upon adoption of SFAS 123R.
Interest Income, Net
Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.5 million for the three months ended June 30, 2006, compared to $0.2 million for the three months ended June 30, 2005. The increase in interest income, net was primarily due to an increase in interest rates for the three months ended June 30, 2006, compared to the three months ended June 30, 2005.
Net Exchange (Loss) Gain
Net exchange loss was less than $0.1 million for the three months ended June 30, 2006, compared to a net exchange gain of $0.2 million for the three months ended June 30, 2005. The change from a net exchange gain for the three months ended June 30, 2005, to a net exchange loss for the three months ended June 30, 2006, was primarily due to the average strength of the U.S. dollar against the Euro.
Provision for Income Taxes
Provision for income taxes was $0.3 million for the three months ended June 30, 2006 compared to $0.2 million for the three months ended June 30, 2005. The provision for income taxes reflects the proportion of income in jurisdictions outside of the Republic of Ireland.
Six months ended June 30, 2006, compared to six months ended June 30, 2005
Total Revenue
Total revenue increased by 14.7% to $34.7 million for the six months ended June 30, 2006, from $30.3 million for the six months ended June 30, 2005. Total revenue from customers located outside the United States was approximately $18.5 million, or 53.2% of total revenue, for the six months ended June 30, 2006, and $17.2 million, or 56.9% of total revenue, for the six months ended June 30, 2005. The total number of transactions over $250,000 increased from 20 for the six months ended June 30, 2005, to 21 for the six months ended June 30, 2006. There was an increase in average transaction size to $54,000 for the six months ended June 30, 2006, from approximately $49,000 for the six months ended June 30, 2005.
Product Revenue. Product revenue increased by 27.5% to $17.0 million during the six months ended June 30, 2006, from $13.4 million during the six months ended June 30, 2005. The increase in product revenue was primarily attributable to increased sales of our Artix product family.

Service Revenue. Service revenue increased by 4.5% to $17.7 million during the six months ended June 30, 2006, from $16.9 million during the six months ended June 30, 2005. Maintenance revenue decreased $0.3 million during the six months ended June 30, 2006 to $14.7 million from $15.0 million during the six months ended June 30, 2005. The decrease in maintenance revenue is primarily related to the expiration of support contracts from prior years. Consulting and training revenue increased by $1.1 million, or 57.7%, to $3.0 million during the six months ended June 30, 2006 from $1.9 million during the same period of 2005. The increase in consulting and training revenue is primarily attributable to consulting engagements relating to our Artix product family.
Cost of Revenue
Cost of Product Revenue. Cost of product revenue was $0.2 million for both the six months ended June 30, 2006 and 2005. This resulted in a product gross margin of 99.1% and 98.7% for the six months ended June 30, 2006 and June 30, 2005, respectively. The improvement in product gross margin year-over-year is primarily attributable to amortization of certain intangible assets in 2005 which was not incurred in the current year.
Cost of Service Revenue. Cost of service revenue was $6.7 million, resulting in a service gross margin of 62.4%, for the six months ended June 30, 2006, compared to $5.8 million, or a service gross margin of 65.6%, for the six months ended June 30, 2005. The decrease in service gross margin was primarily attributable to share-based compensation costs incurred in the current year upon adoption of SFAS 123R as well as an in increase in external contract labor used to service consulting revenue. The average number of service personnel increased from 53 for the six months ended June 30, 2005, to 57 for the six months ended June 30, 2006.
Operating Expenses
Research and Development. Research and development expenses were $8.3 million, or 23.9% of total revenue, for the six months ended June 30, 2006, compared to $8.0 million, or 26.4% of total revenue, for the six months ended June 30, 2005. The increase in research and development expense in dollar amount was primarily the result of approximately $0.8 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R, partially offset by cost reduction of measures including the movement towards lower cost geographies. The average number of research and development personnel decreased from 129 for the six months ended June 30, 2005, to 128 for the six months ended June 30, 2006.
Sales and Marketing. Sales and marketing expenses were $15.1 million, or 43.6% of total revenue, for the six months ended June 30, 2006, compared to $14.5 million, or 48.0% of total revenue, for the six months ended June 30, 2005. The increase in sales and marketing expenses in dollar amount was primarily the result of approximately $0.7 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. The average number of sales and marketing personnel was 109 for the six months ended June 30, 2005 and for the six months ended June 30, 2006.
General and Administrative. General and administrative expenses were $5.5 million, or 15.8% of total revenue, for the six months ended June 30, 2006, compared to $4.2 million, or 13.9% of total revenue, for the six months ended June 30, 2005. The increase in general and administrative expenses was primarily the result of approximately $0.9 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R. The remaining increase was primarily the result of increased audit and compliance fees and other miscellaneous administrative expenses. The average number of general and administrative personnel decreased from 53 for the six months ended June 30, 2005, to 52 for the six months ended June 30, 2006.
Amortization of Other Non-Current Assets. Amortization of other non-current assets was nil for the six months ended June 30, 2006, compared to $0.1 million for the six months ended June 30, 2005. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets.
Restructuring. During the six months ended June 30, 2005, we released $97,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.
Loss from Operations
We generated an operating loss of $1.0 million, or 2.9% of total revenue, for the six months ended June 30, 2006, compared to an operating loss of $2.4 million, or 8.1% of total revenue, for the six months ended June 30, 2005. The reduced operating loss in both dollar amount and as a percentage of total revenue, was primarily the result of increased revenue in our Artix product family. The reduced operating loss was partially offset by $2.7 million of share-based compensation costs incurred in the current year upon adoption of SFAS 123R.

Interest Income, Net
Interest income, net was $0.8 million for the six months ended June 30, 2006, compared to $0.4 million for the six months ended June 30, 2005. The increase in interest income, net was primarily due to an increase in interest rates for the six months ended June 30, 2006, compared to the six months ended June 30, 2005.
Net Exchange (Loss) Gain
Net exchange loss was approximately $0.1 million for the six months ended June 30, 2006, compared to a net exchange gain of $0.2 million for the six months ended June 30, 2005. The change from a net exchange gain for the six months ended June 30, 2005, to a net exchange loss for the six months ended June 30, 2006, was primarily due to the average strength of the U.S. dollar against the Euro.
Provision for Income Taxes
Provision for income taxes was $0.5 million for the six months ended June 30, 2006 compared to $0.4 million for the six months ended June 30, 2005. The provision for income taxes reflects the proportion of income in jurisdictions outside of the Republic of Ireland.
Liquidity and Capital Resources
Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, operating leases, and from operations. At June 30, 2006, we had cash and cash equivalents, restricted cash, and marketable securities of $55.0 million, representing an increase of $4.4 million from June 30, 2005, and an increase of $2.9 million from December 31, 2005. At December 31, 2005, we had cash and cash equivalents, restricted cash, and marketable securities of $52.1 million.
The following table shows the major components of our condensed consolidated statements of cash flows:

	Six Months Ended
	June 30,	June 30,
	2006	2005
	(U.S. dollars, in thousands)
Cash and equivalents, beginning of period	$27,936	$33,250
Net cash provided by (used in) operating activities	2,525	(3,137)
Net cash used in investing activities	(5,668)	(638)
Net cash provided by financing activities	544	619

Cash and equivalents, end of period	$25,337	$30,094

Net cash provided by operating activities was $2.5 million for the six months ended June 30, 2006, compared to $3.1 million of cash used in operating activities for the six months ended June 30, 2005. The increase in cash provided by operating activities from the six months ended June 30, 2005, to the six months ended June 30, 2006, reflects primarily improved operating results in the current year and decreases in accounts receivable partially offset by a decrease in accruals for deferred revenue and accrued payroll and related expenses.
As of June 30, 2006, we had approximately $0.5 million of irrevocable letters of credit outstanding in connection with facility leases, which renew annually for the duration of the lease terms, which expire in May 2007 and July 2011. In July 2006 we were able to reduce our irrevocable letters of credit outstanding to $0.3 million through discussions with a lessor. The investments pledged for security of the letters of credit are presented as restricted cash in our condensed consolidated balance sheets.
To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.

Net cash used in investing activities was $5.7 million for the six months ended June 30, 2006, compared to $0.6 million for the six months ended June 30, 2005. This increase primarily relates to a change in the classification of our investments in the three months ended June 30, 2006. On April 1, 2006, management determined that, as a result of a change in circumstances, the Company’s investments in marketable securities would prospectively be classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), and unrealized holding gains and losses would be reflected in the Company’s accumulated other comprehensive loss. Previously these investments were classified as trading securities. Capital expenditures of $0.5 million for the six months ended June 30, 2006 were relatively consistent with the corresponding period in the prior year. We expect capital expenditures in 2006 to remain relatively flat.
Net cash provided by financing activities was $0.5 million for the six months ended June 30, 2006, compared to $0.6 million for the six months ended June 30, 2005. For both the six months ended June 30, 2006 and 2005, net cash provided by financing activities resulted primarily from the proceeds from the exercise of share options and the sale of shares under our 1999 Employee Share Purchase Plan.
We are obligated to make average lease payments of approximately $2.7 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $0.9 million per year through 2011 with respect to our Waltham, Massachusetts facility; approximately $0.3 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2007 with respect to our New York, New York facility; approximately $0.1 million through 2006 with respect to our Tokyo, Japan facility; approximately $0.1 million through 2008 with respect to our Beijing, China facility; approximately $0.1 million through 2007 with respect to our Shanghai, China facility; approximately $0.1 million through 2008 with respect to our Newfoundland, Canada facility; and approximately $0.1 million through 2006 with respect to our London, U.K. facility.
As of June 30, 2006, future minimum lease payments under contractual operating lease obligations includes approximately $1.4 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the condensed consolidated balance sheets.
We anticipate our operating costs will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.
It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.
Future Accounting Requirements
In July 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48) which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for us beginning January 1, 2007. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.
Exposure to Currency Fluctuations
Our Condensed Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange loss of approximately $0.1 million for the six months ended June 30, 2006, and an exchange gain of approximately $0.2 million for the six months ended June 30, 2005. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the U.S. dollar. However, because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 3 “Quantitative and Qualitative Disclosures About Market Risk.” We had no derivative or hedging transactions in the six months ended June 30, 2006.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
There have been no material changes in market risk exposures from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2005.
Part II. OTHER INFORMATION
Item 1. legal proceedings
The information set forth in Note 11 to the Notes to the Condensed Consolidated Financial Statements is incorporated by reference herein.
Item 1A. RISK FACTORS
We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or future results. These are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.
Item 2. Unregistered sales of equity Securities and Use of Proceeds
On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through June 30, 2006:

Purchase and installation of furniture and fixtures	$14,462,000

Purchase and installation of machinery and equipment	34,764,000

Short-term debt instruments	9,968,654

Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IONA Technologies PLC
Date: August 14, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer